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                                                                     Exhibit 99(e)

                         Entergy New Orleans, Inc.
           Computation of Ratios of Earnings to Fixed Charges and
    Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

                                                                                Twelve Months Ended
                                                                                                              Sept 30,
                                                              1997      1998      1999      2000      2001      2002
Fixed charges, as defined:
  Total Interest                                              $15,287   $14,792   $14,680   $15,891   $19,661   $22,266
  Interest applicable to rentals                                  911     1,045     1,281     1,008       977       933
                                                              ---------------------------------------------------------
Total fixed charges, as defined                                16,198    15,837    15,961    16,899    20,638    23,199

Preferred dividends, as defined (a)                             1,723     1,566     1,566     1,643     2,898     2,863
                                                             ----------------------------------------------------------
Combined fixed charges and preferred dividends, as defined    $17,921   $17,403   $17,527   $18,542   $23,536   $26,062
                                                             ==========================================================

Earnings as defined:

  Net Income                                                  $15,451   $16,137   $18,961   $16,518   ($2,195)    2,834
  Add:
    Provision for income taxes:
     Total                                                     12,142    10,042    13,030    11,597    (4,396)     (438)
    Fixed charges as above                                     16,198    15,837    15,961    16,899    20,638    23,199
                                                             ----------------------------------------------------------
Total earnings, as defined                                    $43,791   $42,016   $47,952   $45,014   $14,047   $25,595
                                                             ==========================================================

Ratio of earnings to fixed charges, as defined                   2.70      2.65      3.00      2.66      0.68      1.10
                                                             ==========================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                 2.44      2.41      2.74      2.43      0.60      0.98
                                                             ==========================================================


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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent
    (100%) minus the income tax rate.

(b) For Entergy New Orleans, earnings for the twelve months ended December 31, 2001 were not adequate to cover fixed charges and combined fixed charges and preferred dividends by $6.6 million and $9.5 million, respectively.

(c) For Entergy New Orleans, earnings for the twelve months ended September 30, 2002 were not adequate to cover combined fixed charges and preferred dividends by $13.6 million and $16.3 million, respectively.

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